UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

Vertiv Holdings Co
(formerly GS Acquisition Holdings Corp)

(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)
92537N108
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑	Rule 13d-1(b)
❑	Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92537N108
1	NAMES OF REPORTING PERSONS
GS Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 92537N108
1	NAMES OF REPORTING PERSONS
GSAM Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1(a).	Name of Issuer:

Vertiv Holdings Co (formerly GS Acquisition Holdings Corp) (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

505 N. Cleveland Ave. Westerville, OH 43082

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by GS Sponsor LLC and GSAM Holdings LLC (each, a “Reporting Person” and, collectively, the “Reporting Persons”), pursuant to an Agreement of Joint Filing, a copy of which is filed with this Schedule 13G as Exhibit 1 in accordance with Rule 13d-1(k)(1) under the Act.

GS Sponsor LLC is a wholly owned subsidiary of GSAM Holdings LLC, which is a wholly owned subsidiary of The Goldman Sachs Group, Inc. The Reporting Persons previously filed a Schedule 13G in respect of the Common Stock on February 14, 2019, together with GS DC Sponsor I LLC, Cote SPAC 1 LLC and Mr. David M. Cote. As disclosed therein, GS DC Sponsor I LLC was controlled by GS Sponsor LLC and Cote SPAC 1 LLC (which was in turn controlled by Mr. Cote). The shares of Common Stock held by GS DC Sponsor I LLC were distributed to GS Sponsor LLC and Cote SPAC 1 LLC in connection with the Issuer’s Business Combination (as defined in the Proxy Statement (the “Proxy Statement”) filed by the Issuer on January 17, 2020), as disclosed in advance in the Proxy Statement, and the Reporting Persons thereupon ceased to be beneficial owners of more than five percent of the outstanding shares of Common Stock. At December 31, 2020, the Reporting Persons beneficially owned 13,388,172 shares of Common Stock, approximately 4.1% of the 328,412,705 shares of Common Stock outstanding on November 4, 2020, as reported by the Issuer on a Quarterly Report on Form 10-Q filed on November 5, 2020.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Goldman Sachs Group, Inc. 200 West Street New York, New York 10282

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

The Class A Common Stock CUSIP number is 92537N108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 27, 2023

GS Sponsor LLC

By:	Goldman Sachs Asset Management, L.P., as attorney-in-fact for GS Sponsor LLC

By:	/s/ Raanan A. Agus
Name: Raanan A. Agus
Title: Authorized Signatory

GSAM Holdings LLC

By:	/s/ Judith Shandling
Name: Judith Shandling
Title: Authorized Signatory

Exhibit Index
Exhibit 1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

Exhibit 1
AGREEMENT OF JOINT FILING
This joint filing agreement (this “Agreement”) is made and entered into as of this 27th day of March, 2023 by and among GS Sponsor LLC and GSAM Holdings LLC.
The parties to this Agreement hereby acknowledge and agree that the foregoing statement on Schedule 13G in respect of the shares of Class A Common Stock, $0.0001 par value, of Vertiv Holdings Co is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.
Dated: March 27, 2023

GS Sponsor LLC

By:	Goldman Sachs Asset Management, L.P., as attorney-in-fact for GS Sponsor LLC

By:	/s/ Raanan A. Agus
Name: Raanan A. Agus
Title: Authorized Signatory

GSAM Holdings LLC

By:	/s/ Judith Shandling
Name: Judith Shandling
Title: Authorized Signatory